Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

November 6, 2015

VIA EDGAR AND FEDEX

Mr. Roger Schwall

United States Securities and Exchange

      Commission

Assistant Director, Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Re:	Noble Midstream Partners LP

Registration Statement on Form S-1

Filed October 22, 2015

File No. 333-207560

Dear Mr. Schwall:

Set forth below are the responses of Noble Midstream Partners LP, a Delaware limited partnership (the “Partnership,” “Noble Midstream,” “we,” “us,” or “our”), a subsidiary of Noble Energy, Inc., a Delaware corporation (“Noble”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 5, 2015, with respect to the Partnership’s Registration Statement on Form S-1, filed with the Commission on October 22, 2015 (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). Each response below has been prepared and is being provided by the Partnership, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (the “Amendment”). For the Staff’s convenience, we have hand-delivered three copies of the Amendment, together with three copies of the Amendment that are marked to show all revisions to the Amendment since the filing of the Registration Statement.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment, unless indicated otherwise.

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Mr. Roger Schwall

November 6, 2015

General

1.	We have received your application for confidential treatment and will separately issue comments regarding that application.

        Response:

        We acknowledge the Staff’s comment.

Cash Distribution Policy and Restrictions on Distributions, page 60

Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending December 31, 2016

2.	We note your estimated quarterly distributable cash flow will vary between $10.1 million and $15.3 million for the twelve months ending December 31, 2016. Please tell us whether you expect your quarterly distributable cash flow to be sufficient to pay the full projected minimum quarterly distribution on all of your common units and subordinated units for each fiscal quarter. To the extent relevant, please include an analysis of how you intend to address any overage or shortfall with respect to your projected distribution.

        Response:

        We acknowledge the Staff’s comment and will reflect the amount of any excess or shortfall in the ability to pay distributions on our common or subordinated units in the table on page 68 in the line entitled “Excess (Shortfall) of Distributable Cash Flow Over Aggregate Annualized Minimum Quarterly Distribution.” We have added footnote 8 on page 69 to describe how we expect to address any overage or shortfall with respect to our projected distribution.

        Please direct any questions you have with respect to the foregoing or with respect to the Amendment to the undersigned at (713) 220-4351 or georgevlahakos@andrewskurth.com.

Very truly yours,

/s/ George J. Vlahakos

George J. Vlahakos

cc:	John F. Bookout, IV, Noble Midstream

G. Michael O’Leary, Andrews Kurth LLP